FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Concerning Determination of Terms of Repurchase of Fractional Shares Resulting from a Share Exchange Transaction (Repurchase of Fractional Shares pursuant to Article 234, Paragraph 4, of the Company Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 6, 2010 in Kyoto, Japan

Notice Concerning Determination of Terms of Repurchase of Fractional Shares

Resulting from a Share Exchange Transaction

(Repurchase of Fractional Shares pursuant to Article 234, Paragraph 4, of the Company Act)

Nidec Corporation (NYSE: NJ) (“Nidec”) announced today that, at a board meeting held today, Nidec determined to repurchase fractional shares resulting in connection with a recent share exchange transaction pursuant to Article 234, Paragraphs 4 and 5, of the Company Act, as follows:

1. Outline of Repurchase of Fractional Shares

Nidec entered into a share exchange transaction with Nidec Servo Corporation (“Nidec Servo”), as a result of which Nidec became the parent company owning all of the outstanding shares in Nidec Servo and Nidec Servo became a wholly owned subsidiary of Nidec on October 1, 2010.

Nidec plans to repurchase the fractions of shares of its common stock that were allocated in connection with the share exchange transaction in accordance with Article 234, Paragraph 4, of the Company Act.  Nidec determined at today’s board meeting to repurchase such fractional shares at the opening price of Nidec’s common stock in regular trading on the Osaka Securities Exchange on November 8, 2010 (or, if there is no trading on that day, the price at which the first trading occurs immediately thereafter) pursuant to Article 234, Paragraph 5, of the Company Act.

2. Terms of Repurchase

(i)   Type of shares subject to repurchase:  Shares of Nidec common stock

(ii)  Aggregate number of shares subject to repurchase:  658 shares

(iii) Aggregate repurchase price:  Price obtained by multiplying the opening price of Nidec’s common stock in regular trading on the Osaka Securities Exchange on November 8, 2010 (or, if there is no trading on that day, the price at which the first trading occurs immediately thereafter) by 658.

(iv) Purchase date:  November 6, 2010

(v)  Repurchase price per share:  Opening price of Nidec’s common stock in regular trading on the Osaka Securities Exchange on November 8, 2010 (or, if there is no trading on that day, the price at which the first trading occurs immediately thereafter)

3. Information on Treasury Shares as of the Date of the Board Resolution

(i)  Number of issued shares:  145,075,080 shares

(ii) Number of treasury shares:  5,063,914 shares

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized and changes in economic environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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